UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

___________________________

PARAGON SEMITECH USA, INC.
___________________________
(Name of Registrant)

Delaware	000-52988	26-0291849
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

558 Lime Rock Road,
Lakeville, Connecticut, 06039
(Address of Principal
Executive Offices)

(860) 435-7000
(Registrant’s Telephone Number)

Darren L. Ofsink, Esq.
Guzov Ofsink, LLC
600 Madison Avenue
New York, New York 10022
(212) 371-8008
  (Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

PARAGON SEMITECH USA, INC.
558 Lime Rock Road,
Lakeville, Connecticut, 06039

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and
Rule 14f-1 Thereunder

Notice of Change in the
Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement on Schedule 14F-1 (this “Schedule 14F-1”) is being furnished to all holders of record of common stock of Paragon Semitech USA, Inc. (the “Company” or “Paragon”) at the close of business on September 16, 2008, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company’s Board of Directors other than by a meeting of stockholders. This Schedule 14F-1 is being distributed on or about September 16, 2008.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On September 2, 2008, pursuant to a Stock Purchase Agreement entered into by the parties and consummated on such date, Yili Carborundum USA, Inc. (“Yili US”), a recently formed Delaware corporation which is wholly owned by the“Company” acquired from Mr. Tie Li for a cash purchase price of $10,000 all of the outstanding capital stock of C3 Capital, Limited, a BVI company incorporated in the British Virgin Islands (“C3 Capital”). C3 Capital in turn has entered into an Equity Interest Transfer Contract dated as of July 31, 2008 pursuant to which C3 Capital has agreed to purchase all of the equity interests in Yili Master Carborundum Production Co., Ltd. (“Yili China”), a wholly owned foreign enterprise in the People’s Republic of China (the “PRC”). In order to fund the purchase price for the equity interests in Yili China, the Company will contribute to C3 approximately $550,560 in cash from the proceeds of a $10,000,000 private placement of the Company’s Series A Convertible Preferred Stock and warrants to purchase an aggregate of 24,904,645 shares of the Company’s Common Stock which closed on September 2, 2008 (the “September 2008 Private Placement”). In addition, C3 Capital entered into (i) an agreement to purchase 90% of the equity interests in Xinjiang Ehe Mining and Metallurgy Co., Ltd., a corporation incorporated under the laws of the PRC on August 7, 2008 (“Ehe China”) from Mr. Zhigang Gao; and (ii) a Memorandum of Understanding with Mr. Zhigang Gao and Mr. Ping Li, for an option to purchase the assets to be secured by Xinjiang Paragon Master Mining Co., Ltd., a corporation to be formed under the laws of the PRC (“Quartz Mine China”). Neither Ehe China nor Quartz Mine China currently has any assets or operations; however, Ehe China is planning a 40,000 ton green silicon carbide project in the Aletai Area of Xinjiang Uygur Autonomous Region of the PRC pending governmental permissions and approvals and Quartz Mine China plans to obtain the exploration and mining rights for a quartz mine in Wenquan County of Xinjiang Uygur Autonomous Region of the PRC.

Yili China currently owns and operates a set of 5,500 kilovolt-ampere carborundum metallurgy and production systems with corollary established production equipment and infrastructure at Yining County, Kazak Autonomous Prefecture, Xinjiang Uygur Autonomous Region of the PRC. The Company intends to cause Yili China to develop three new 8,500-ton furnaces with the production capacity of carborundum metallurgy of 25,500 tons per year and ultimately to construct the largest and most integrated silicon carbide processing facility in China. The Company intends to use a portion of the proceeds of the September 2008 Private Placement to fund the construction.

In connection with the September 2008 Private Placement, on September 2, 2008 the Company’s two current directors, Frank Z. W. Fang and Hong Zhao resigned their positions as the Chief Executive Officer and President and the Chief Financial Officer and Secretary, respectively, of the Company and also agreed to resign as directors of the Company effective on the effectiveness of the appointment of directors of the six persons named below. On September 2, 2008, Mr. Fang and Ms. Zhao also signed a unanimous written consent of directors which appointed the following persons as directors of the Company effective 10 days after the date on which the Company files with the Securities and Exchange Commission and disseminated to its stockholders this Information Statement on Schedule 14F-1 (the “New Director Appointment Date”): John D. Kuhns; Mary E. Fellows; Shad Stastney; Yousu Lin, Zhigang Gao and James Tie Li. The Company files this Information Statement on Schedule 14F-1 on September 16, 2008. Therefore, the New Director Appointment Date is September 26, 2008.

WHEN THE ELECTION AS DIRECTORS OF THE COMPANY OF THE SIX PEOPLE NAMED IMMEDIATELY ABOVE BECOMES EFFECTIVE, THERE WILL BE A CHANGE IN CONTROL OF THE COMPANY.

No action is required by the stockholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires that this Schedule 14F-1 be mailed to the Company’s stockholders not less than ten (10) days prior to the change in a majority of the Company’s directors if said change occurs without a meeting of the Company’s stockholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Schedule 14F-1, the authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), of which 19,256,000 shares are outstanding, and 10,000,000 shares of preferred stock, par value $0.001 per share, of which 2,000,000 shares are designated as Series A Convertible Preferred Stock. Except for the Series A Convertible Preferred Stock (the “Series A Stock”), there are no other classes or series of preferred stock designated. As of the date of this Schedule 14F-1 there are 996,186 shares of Series A Stock issued and outstanding. Each share of Series A Stock is currently convertible into 100 shares of Common Stock. The foregoing conversion rate is subject to adjustment upon the occurrence of certain events. Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.   Except with respect to the election of directors (as to which the holders of Series A Stock shall not be entitled to vote), the holders of the Series A Stock have the right to vote together with the holders of the Common Stock, as a single class, upon all matters submitted to holders of Common Stock for a vote, with each share of Series A Stock carrying a number of votes equal to the number of shares of Common Stock issuable upon conversion of such Series A Stock at the then applicable conversion rate.

DIRECTORS AND EXECUTIVE OFFICERS

Directors of the Company serve for a term from their election or appointment until the earlier of their death, resignation or removal or the next annual meeting of the shareholders of the Company.

Set forth below is a table containing certain information about the directors and executive officers of the Company as of the date of this Information Statement:

Name	Age	Position/Title With the Company

Frank Z.W. Fang	45	Director

Hong Zhao	39	Director

John D. Kuhns	58	President, Chief Executive Officer and
		interim Chief Financial Officer

Mary E. Fellows	46	Executive Vice President and Secretary

Set forth below is a table containing certain information as of the date of this Information Statement concerning the people who have been elected as directors of the Company effective on the New Director Appointment Date:

Name	Age	Position/Title With the Company

John D. Kuhns	58	President, Chief Executive Officer and interim Chief Financial Officer

Mary E. Fellows	46	Executive Vice President and Secretary

James Tie Li	40	Director

Shad Stastney	39	Director

Yousu Lin	55	Director

Zhigang Gao	38	Director

The business background of our current and newly appointed directors and officers are as follows:

Mr. Frank Z.W. Fang is a director of the Company and was our Chief Executive Officer and President from our inception until he resigned from such positions on September 2, 2008. Mr. Fang, a citizen of China, has been the Director of Research at Specialty Gas Center with the Institute of Physics and Chemical Engineering of Ministry of Nuclear Industry, located at No. 168, Jingtang Road, Hedong District, Tianjin, China, for the last 14 years. Mr. Fang has received numerous awards for his research and inventions related to specialty gases from Ministry of Technology, Ministry of Chemical Industry and Ministry of Electronic. He received his Master’s and Bachelor’s degrees in Chemical Engineering from Tianjin University, Tianjin, PRC.

Ms. Hong Zhao has been a director of the Company since our inception and was our Chief Financial Officer, Secretary from our inception until she resigned from such positions on September 2, 2008. Ms. Zhao was previously a founding member of Performance-Based.com, a leading New York City based human resources relation service provider. Ms. Zhao graduated from City College, CUNY with a M.S. in computer science degree. She obtained her B.S. degree from Tianjin University, Tianjin, PRC.

Mr. John D. Kuhns was appointed the Company’s Chief Executive Officer, President and Chief Financial Officer (interim) on September 2, 2008 and the Company’s director and Chairman of the Board of Directors, effective on the New Director Appointment Date. Mr. Kuhns has over 30 years of experience in the hydroelectric power, power technology and alternative energy industry. From 1981 to 1988, Mr. Kuhns built Catalyst Energy, one of the first publicly traded independent power producers in the United States, as the company’s founder, President and Chief Executive Officer. While running Catalyst Energy, he acquired Chinese hydroelectric generating equipment for use in the United States. He furthered his development experience in China as Chairman and Chief Executive Officer at the New World Power Corporation from 1992 to 1996, where he developed and financed hydroelectric projects in China as well as Argentina, Costa Rica and Mexico. While at New World Power Corporation, he formed a joint venture with Wuhan Steam Turbine, a State-Owned Enterprise owned by the City of Wuhan in China, to develop hydroelectric projects in Asia, including the PRC. Mr. Kuhns is the owner of 100% of the membership interests and the sole manager of New World Power, LLC. Mr. Kuhns has additional transaction experience in China as a controlling shareholder, President, CEO, a director and Chairman of Kuhns Brothers, Inc., an investment banking firm which he founded in 1986 specializing in providing financing for power technology ventures, and, more recently, industrial and infrastructure companies operating within the PRC. Mr. Kuhns received a Bachelor of Arts degree in Sociology and in Fine Arts from Georgetown University; a Master of Fine Arts degree from the University of Chicago; and a Master's of Business Administration degree from the Harvard Business School.

Ms. Mary E. Fellows was appointed as the Company’s Executive Vice President and Secretary on September 2, 2008 and a Company director, effective on the New Director Appointment Date. Ms. Fellows has been a Partner and Executive Vice President of Kuhns Brothers, Inc., a boutique investment bank since 1997. She served as Director of Corporate Administration and Corporate Secretary of the New World Power Corporation from 1996 to 1999, with responsibilities in the company's financing and merger and acquisition activities. She served as Corporate Secretary to the Solar Electric Light Company from 1997 to 2002. Additionally, Ms. Fellows served as Co-Chairman of the Distributed Power Company, a company with investments in solar information publications, including the photovoltaic industry's leading newsletter and market survey, and was a director of GenSelf Corporation from 2003 to 2006. Ms. Fellows received a Bachelor of Science degree (Alpha Chi) from Teikyo Post University.

Mr. James Tie Li was appointed as a Company director, effective on the New Director Appointment Date. Mr. Li has extensive investment banking and entrepreneur experience in the U.S. and China. He was the founder and senior executive with a number of start-up companies in China including China Hydroelectric Corporation. He has been a consultant to Kuhns Brothers, Inc., advising on corporate finance, valuation and acquisition matters related to the firm’s China-related equity financing transactions since 2006. He was also the founder of Columbia China Capital Group, a U.S. based boutique investment firm advising Asian firms in mergers and acquisitions, public listing and growth strategy since 2002. Mr. Li obtained his Master of Business Administration degree from the Columbia University Graduate School of Business and a Bachelor of Science degree in accounting from City University of New York. He is a Chartered Financial Analyst and a Certified Public Accountant licensed in the State of New Jersey.

Mr. Zhigang Gao was appointed as a Company director, effective on the New Director Appointment Date. Mr. Gao has been the manager of Yili China, the chairman of Changchun Master Industries Co., Ltd. (“Changchun China”), the controlling shareholder prior to the Company’s purchase (through C3 Capital) of Yili China, and the president of Xinjiang Ehe Mining and Metallurgy Co., Ltd.. Mr Gao has been engaged in the applied research of silicon carbide, silicon, organic silicon and the preparation of polycrystalline silicon material for many years. In all the enterprises Mr. Gao has been managing, he is the main technology leader. He is an expert in the field of silicon carbide and semiconductor materials in China. Mr. Gao holds a bachelor’s degree and a master's degree in chemistry from Northeast Normal University in China.

Dr. Yousu Lin was appointed as a Company director, effective on the New Director Appointment Date. Dr. Lin is an accomplished financier of numerous government projects in the PRC and has been involved in the financial activities of, and provided advice on, the construction of the Three Gorges Project, the largest hydroelectric project in the world. In addition to the Three Gorges Project, Dr. Lin has also consulted on the Xiaolangdi Project, a large hydroelectric project on the Yellow River and the Wanjiazhai Project, a project to divert water from the Yellow River into Shanxi Province. He has also been a consultant in other governmental projects including the Tianjin Subway and the Beijing Olympics. In addition to these large government projects, Dr. Lin has also been involved in smaller scale construction projects with groups of private investors. Dr. Lin received his Ph.D. and Master of the Arts from Australian National University and his Bachelor of the Arts degree from Beijing Foreign Language University.

Mr. Shadron Lee Stastney was appointed as a Company director, effective on the New Director Appointment Date. Since June 2004, Mr. Stastney has been a partner at Vicis Capital, LLC, an investment management firm. Vicis Capital, LLC is the managing partner of Vicis Capital Master Fund, one of our principal shareholders. From July 2001 to May 2004, Mr. Stastney served as Managing Director of Victus Capital, LP, an investment management firm. Mr. Stastney holds a Bachelor of Arts degree from the University of North Dakota and a Juris Doctor from the Yale Law School.

 FAMILY RELATIONSHIPS

There are no family relationships among any of the Company’s present or appointed (to take effect on the New Director Appointment Date) directors and officers, except that James Tie Li, a newly appointed director, is the husband of Ms. Hong Zhao, a present director and a former Chief Financial Officer and Secretary of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information regarding the beneficial ownership of the Company’s Common Stock at the date of this Information Statement by (x) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s Common Stock, (y) the directors (including directors whose appointment shall become effective on the New Director Appointment Date) and executive officers of the Company and (z) the directors (including directors whose appointment shall become effective on the New Director Appointment Date) and executive officers of the Company as a group. Unless otherwise noted, each person or company named in the tables has sole voting and investment power with respect to the shares that he or it beneficially owns.

Title of Class	Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Common Stock	New World Power, LLC 558 Lime Rock Road Lime Rock, Connecticut 06039	21,278,460 (3)	52.6%
Common Stock	John D. Kuhns 558 Lime Rock Road Lime Rock, Connecticut 06039	21,278,460 (3)(4)	52.6%
Common Stock	Mary E. Fellows 558 Lime Rock Road Lime Rock, Connecticut 06039	7,124,638 (5)	27.0%
Common Stock	Zhigang Gao The High-tech Building 9F, No.3003 Qianjing Street High-tech Development Zone in Changchun City PRC, 130024	9,250,000 (10)	48.0%
Common Stock	Dr. Yousu Lin c/o 558 Lime Rock Road Lime Rock, Connecticut 06039	7,124,638 (6)	27.0%
Common Stock	Vicis Capital Master Fund 126 East 56th St. 7th Fl, New York, NY 10022	88,249,113 (7)	82.1%
Common Stock	James Tie Li 22 Berkshire Way, East Brunswick, NJ 08816	1,000,000 (8)	4.9%
Common Stock	Shad Stastney 126 East 56th St. 7th Fl, New York, NY 10022	88,249,113 (9)	82.1%
Common Stock	Frank Z.W. Fang c/o 22 Berkshire Way, East Brunswick, NJ 08816	500,000	2.5%
Common Stock	Hong Zhao 22 Berkshire Way, East Brunswick, NJ 08816	6,750,000	35.0%
	All officers and directors as a group (8 persons)	141,376,847 (10)	88.0%

(1) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(2) The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment power within 60 days. The number of shares shown includes outstanding shares of Common Stock owned as of the date of this Information Statement by the person indicated. The total number of shares of our Common Stock outstanding on the date of this Information Statement was 19,256,000 shares.

(3) Includes an aggregate of 17,102,770 shares of Common Stock issuable upon conversion of an aggregate 171,028 shares of Series A Stock which are immediately convertible into Common Stock at the option of New World Power, LLC and 4,275,690 shares of Common Stock issuable upon exercise of immediately exercisable warrants held by New World Power, LLC.

(4) Mr. Kuhns is the owner of 100% of the membership interests and the sole manager of New World Power, LLC and therefore controls such company and by virtue of such control may be deemed to beneficially own all of the Company’s securities beneficially owned by New World Power, LLC.

(5) Includes an aggregate of 5,699,710 shares of Common Stock issuable upon conversion of an aggregate 56,997 shares of Series A Stock which are immediately convertible into Common Stock at the option of Ms. Fellows and 1,424,928 shares of Common Stock issuable upon exercise of immediately exercisable warrants held by Ms. Fellows.

(6) Includes an aggregate of 5,699,710 shares of Common Stock issuable upon conversion of an aggregate 56,997 shares of Series A Stock which are immediately convertible into Common Stock at the option of Dr. Lin and 1,424,928 shares of Common Stock issuable upon exercise of immediately exercisable warrants held by Dr. Lin.

(7) Includes an aggregate of 70,599,290 shares of Common Stock issuable upon conversion of an aggregate 705,993 shares of Series A Stock which are immediately convertible into Common Stock at the option of Vicis Capital Master Fund and 17,649,823 shares of Common Stock issuable upon exercise of immediately exercisable warrants held by Vicis Capital Master Fund.

(8) Includes 1,000,000 shares of Common Stock issuable upon the exercise of warrants the Company issued to Columbia China Capital Group, Inc. on October 9, 2007. James Tie Li is the president and majority shareholder of Columbia China Capital Group, Inc..

(9) Mr. Shad Stastney is the owner of 33.33% of the membership interests and one of the three members of Vicis Capital, LLC, in its capacity as investment manager and duly authorized delegate of Caledonian Trust (Cayman) Limited, a trustee of Vicis Capital Master Fund. As a result, Mr. Stastney has shared voting power of the aggregate of 88,249,113 shares common stock underlying the Series A Stock and warrants Vicis Capital Master Fund received (including 70,599,290 shares of Common Stock issuable upon conversion of an aggregate of 705,993 shares of Series A Stock and 17,649,823 shares of Common Stock issuable upon exercise of immediately exercisable warrants).

(10) Includes an aggregate of 99,101,480 shares of Common Stock issuable upon conversion of an aggregate 991,015 shares of Series A Stock which are immediately convertible into Common Stock at the option of such persons and 25,775,367 shares of Common Stock issuable upon the exercise of immediately exercisable warrants held by such persons.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the “Act”) is the Common Stock. Such Common Stock was registered under the Act during the fiscal year ended June 30, 2008. No person filed any reports required by Section 16 of the Act during the fiscal year ended June 30, 2008.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended June 30, 2008, the Company’s directors and executive officers served without compensation. Our directors do not receive compensation for serving as such, but they are entitled to reimbursement for their travel expenses.

COMMITTEES OF THE COMPANY’S BOARD OF DIRECTORS

We do not have a standing nominating, compensation or audit committee. Rather, the board of directors performs the functions of these committees. Also, the Company presently does not have a financial expert on the board of directors as that term is defined by Item 407(d)(5) of Regulation S-K; however, James Tie Li, a director newly appointed effective on the New Director Appointment Date, is a financial expert as the term so defined. We do not believe it is necessary for the board of directors to appoint such committees, because the volume of matters that come before the board of directors for consideration is sufficiently small so as to permit our two directors to give sufficient time and attention to such matters. Additionally, because the Company’s Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Each of Dr. Yousu Lin and Mr. Shad Stastney would qualify as an “independent director” under NASDAQ Stock Market Rule 4200(a)(15).

 In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate’s qualifications. The Board will request such information as:

•	The name and address of the proposed candidate;
•	The proposed candidate’s resume or a listing of his or her qualification to be director of the Company;
•	A description of any relationship that could affect such person qualifying as an independent director, including identifying all other public company board and committee memberships;
•	A confirmation of such person’s willingness to act as director if selected by the Board of Directors; and
•	Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company’s proxy statement if such person were a nominee.

Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Directors’ evaluation process does not vary based on whether the candidate is recommended by a shareholder.

The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

MEETINGS OF THE BOARD OF DIRECTORS

In the fiscal year ended June 30, 2008, the Board of Directors of the Company did not have any meetings. The Board of Directors acted by written consent three times.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: Paragon Semitech USA, Inc., 558 Lime Rock Road, Lakeville, Connecticut, 06039, Attn: Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We do not have an established policy regarding related transactions.

During the year ended June 30, 2007, we borrowed $3,750 from Columbia China Capital Group, Inc., an affiliate of the Company, to pay for costs incurred relating to a private placement offering and our SB-2 filing. The terms of the loan were at least as favorable to us as they would have been with an unrelated third party. In addition, Frank Z.W. Fang, one of our founders and at such time our Chief Executive Officer and President, contributed $5,367, as additional paid-in capital.

On October 9, 2007, we issued warrants to acquire 1,000,000 shares of our common stock to Columbia China Capital Group, Inc., then an affiliate of the Company.

On September 27, 2007, we issued 6,750,000 shares of our common stock to Hong Zhao, then our current Chief Financial Officer, Secretary and Director, in exchange for 100% of the issued and outstanding shares of Paragon SemiTech USA Incorporated, a New Jersey corporation.

On May 23, 2007, we issued an aggregate of 1,500,000 shares of our common stock to our founders as follows: Frank Z.W. Fang, then our Chief Executive Officer and President (500,000); The Lebrecht Group, APLC (500,000); and CH Capital, LLC (500,000), in exchange for aggregate cash consideration of $1,500.

In connection with the September 2008 Private Placement, The China Hand Fund I, LLC (“China Hand”) immediately assigned its rights under the Securities Purchase Agreement, the transaction document in the September 2008 Private Placement, to several assigns, including (a) Vicis Capital Master Fund, in which Mr. Shad Stastney, a newly appointed director of the Company, has shared voting power, (b) Mr. Kuhns, the Company’s President, Chief Executive Officer and interim Chief Financial Officer effective September 2, 2008 and a newly appointed director,  (c) Ms. Mary E. Fellows, who was elected on September 2, 2008 as the Executive Vice President and Secretary of the Company and a newly appointed director and (d) Dr. Yousu Lin, a newly appointed director of the Company. See the section of this Information Statement called “Securities Ownership of Certain Beneficial Owners and Management” with respect to the security ownership of each of the assigns. Mr. Kuhns owns 100% of the membership interests and is the manager of China Hand.

As an inducement for Mr. Zhigang Gao to enter into an employment agreement with the Company or its Chinese subsidiary to serve as a management member, the Company issued 9, 250,000 shares of Common Stock to Mr. Gao on September 2, 2008.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Paragon SemiTech USA, Inc.

September 16, 2008	By: /s/ Mary E. Fellows
Mary E. Fellows
Executive Vice President
and Secretary